19 May 2025

Dear SEC,

Pursuant to 17 C.F.R. § 240.15Fb2-3, Natixis SA ("Natixis") hereby provides notice to the Securities and Exchange Commission ("Commission") of its amended Form SBSE-A through Form SBSE-A/A.
Natixis is a conditionally registered Security-Based Swap Dealer.
Natixis has updated the following attached Form SBSE/A:

- Principals (specify):
  - Lionel Baud (New Principal) – Updated NFA ID

Kind regards,

Ola Opoosun
Natixis SA